================================================================================


                  As filed, via EDGAR, with the Securities and
                      Exchange Commission on April 10, 1997


                                                            File No.: 33-8746

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                       [x] Pre-Effective Amendment No. 1


                       [ ] Post-Effective Amendment No. __
                        ----------------------------------
                        (check appropriate box or boxes)

                               -------------------

                              THE TOCQUEVILLE TRUST
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                                  212-698-0800
                         -------------------------------
                        (Area Code and Telephone Number)

                     1675 Broadway, New York, New York 10019
                -------------------------------------------------
               (Address of Principal Executive Office) (Zip Code)

                               -------------------

                          Francois D. Sicart, President
                              The Tocqueville Trust
                                  1675 Broadway
                            New York, New York 10018
                      --------------------------------------
                     (Name and Address of Agent for Service)

                                   Copies to:

                          Susan J. Penry-Williams, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022

                                -----------------


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


The Registrant has registered an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940; accordingly, no fee is payable herewith. A Rule 24f-2 Notice for Registrant's most recent fiscal year ended October 31, 1996 was filed with the Commission on December 26, 1996.

================================================================================

                              THE TOCQUEVILLE TRUST
                    THE TOCQUEVILLE INTERNATIONAL VALUE FUND
                              CROSS REFERENCE SHEET
                           ITEMS REQUIRED BY FORM N-14


The Registrant has filed the information required in the prospectus/proxy statement in the Registration Statement on Form N- 14 on March 14, 1997,
(accession  #0000922423-97-000207)  and it is hereby  incorporated by reference.
The Registrant has not amended its prospectus/proxy statement.


PART A
 N-14
ITEM NO. ITEM CAPTION                                 PROSPECTUS CAPTION
-------  ------------                                 -------------------

 1.      Beginning of Registration Statement          Cross Reference Sheet;
         and Outside Front Cover Page of              Front Cover Page.
         Prospectus

 2.      Beginning and Outside Back Cover
         Page of Prospectus                           Front Cover Page.

 3.      Fee Table, Synopsis                          Synopsis;  Risk
         Information and Risk Factors                 Factors; Comparison of Fees and
                                                      Expenses.

 4.      Information About the Transaction            Reasons for the Transaction;
                                                      Synopsis; Information about the
                                                      Transaction.

 5.      Information About the Registrant             Synopsis; Comparison of the Funds'
                                                      Investment Objectives and Policies;
                                                      Information about the Funds;
                                                      Additional Information.

 6.      Information About the Company                Synopsis; Comparison of
         Being Acquired                               the Funds' Investment Objectives
                                                      and Policies; Information about the
                                                      Funds; Additional Information.

 7.      Voting Information                           Information Relating to Voting
                                                      Matters.

 8.      Interest of Certain Persons and              Inapplicable.
         Experts

 9.      Additional Information Required              Inapplicable.
         for Reoffering by Persons Deemed
         to be Underwriters






PART B
 N-14
ITEM NO.   ITEM CAPTION                              PROSPECTUS CAPTION
-------    ------------                              --------------------
10.        Cover Page                                Cover Page.

11.        Table of Contents                         Cover Page.

12.        Additional Information About
           the Registrant                            Statement of Additional Information
                                                     of The Tocqueville International
                                                     Value Fund dated February 28,
                                                     1997.

13.        Additional Information About
           the Company Being Acquired                Inapplicable.

14.        Financial Statements                      Statement of Additional Information
                                                     of The Tocqueville Trust which
                                                     incorporates the audited annual
                                                     financial statements of The
                                                     Tocqueville Asia-Pacific Fund and
                                                     The Tocqueville International Value
                                                     Fund as of October 31, 1996; and
                                                     the pro forma combined financial
                                                     statements of The Tocqueville Asia-
                                                     Pacific Fund and The Tocqueville
                                                     International Value Fund, as of
                                                     October 31, 1996.


PART C
 N-14
ITEM NO. ITEM CAPTION                                PROSPECTUS CAPTION
-------  ------------                                -------------------

15.      Indemnification                             Indemnification.

16.      Exhibits                                    Exhibits.

17.      Undertakings                                Undertakings.

                                                         The Tocqueville International Value Fund
                                                            Pro Forma Portfolio of Investments
                                                                  As of October 31, 1996
                                                                        (Unaudited)
===================================================================================================================================

                                                            Shares                                Market Value
                                               ====================================================================================

                                               International     Asia-    Pro Forma    International                     Pro Forma
                                                     Value      Pacific    Combined       Value      Asia - Pacific   Combined
                                               --------------   --------  ------------  ---------------------------  --------------
 Common Stocks and Warrants - 77.6%
 Australia - 1.8 %
 Crown Limited*                                                 75,000        75,000                     $162,862        162,862
 Normandy Mining Limited                                        78,500        78,500                      107,006        107,006
 QNI Limited                                                    35,000        35,000                       70,455         70,455
 Resolute Samantha Limited                                      58,571        58,571                      118,832        118,832
 Woodside Petroleum Limited                                     40,000        40,000                      282,137        282,137
                                                                                          ---------    -----------   ------------
                                                                                               --         741,292        741,292
                                                                                          ---------    -----------   ------------

 France -20.2%
 Andre Trigano                                         2,000                   2,000        62,600                        62,600
 APEM                                                  4,000                   4,000       168,630                       168,630
 Carbone Lorraine                                      4,000                   4,000       594,702                       594,702
 Cie Europenne de Telesecurite C.E.T.                  2,000                   2,000       160,413                       160,413
 Credit National                                       2,000                   2,000       105,638                       105,638
 Distriborg Distributes                                8,000                   8,000       522,556                       522,556
 Ducros Services Rapides SA rights*                       10                      10             6                             6
 Ducros Services Rapides SA*                              10                      10           117                           117
 Eaux (Cie Generale)                                   2,000                   2,000       239,055                       239,055
 Emin Leydier                                          5,400                   5,400       411,988                       411,988
 Europeene de Propulsion                               1,800                   1,800       169,725                       169,725
 Europeenne d'Extincteurs                             12,000                  12,000       706,600                       706,600
 Faiveley SA                                           9,700                   9,700       573,066                       573,066
 Faiveley warrants 7/99*                                 700                     700         5,560                         5,560
 Fraikin                                               8,000                   8,000       424,117                       424,117
 GFI Industries                                        1,500                   1,500       199,538                       199,538
 Infra Plus                                            6,210                   6,210       410,615                       410,615
 JAJ Distribution SA                                   3,750                   3,750       173,129                       173,129
 Lapeyre SA                                            6,500                   6,500       318,146                       318,146
 Mediascience SA                                       1,900                   1,900       185,845                       185,845
 Musee Grevin*                                        20,000                  20,000       342,345                       342,345
 Societe Anonyme Francaise de Reassurances             2,600                   2,600       407,410                       407,410
 Roberter SA                                           1,130                   1,130       218,847                       218,847
 Rubis et Cie                                         12,500                  12,500       379,270                       379,270
 SGS Thomson Microelectronics NV*                      3,000                   3,000       158,985                       158,985
 Sidergie SA                                             300                     300        29,168                        29,168
 Societe Industrielle D'Aviations Latecoere SA         4,415                   4,415       403,774                       403,774
 Sport Elec SA                                         4,220                   4,220       296,369                       296,369
 Thompson CSF                                         20,000                  20,000       624,046                       624,046
 Vilmorin et Cie                                       2,200                   2,200       207,872                       207,872
                                                                                       ------------    -----------   ------------
                                                                                         8,500,132            --       8,500,132
                                                                                       ------------    -----------   ------------

                                                                                       -----------     -----------    -----------


                                                            Shares                                Market Value
                                               ====================================================================================

                                               International     Asia-    Pro Forma    International                     Pro Forma
                                                     Value      Pacific    Combined       Value      Asia - Pacific   Combined
                                               --------------   --------  ------------  ---------------------------  --------------

 Hong Kong - 2.2%
 ASM Pacific Technology                                        450,000       450,000                      337,550        337,550
 Guangdong Investments                                         610,000       610,000                      437,844        437,844
 Manhattan Card Company, Ltd.                                  340,000       340,000                      168,193        168,193
                                                                                       ------------    -----------   ------------
                                                                                                --        943,587        943,587
                                                                                       ------------    -----------   ------------

 Indonesia - 9.2%
 Astra International                                           500,000       500,000                    1,041,085      1,041,085
 Bukaka Teknik Utam                                            882,000       882,000                      681,578        681,578
 Chareon Pokhand Indonesia *                                   180,000       180,000                      200,919        200,919
 Citra Marga Nusaphala Persada                                 900,000       900,000                      656,850        656,850
 Hero Supermarket                                              330,000       330,000                      205,426        205,426
 Japfa Comfeed Indonesia                                       800,000       800,000                      532,349        532,349
 Pabrik Kertas Tjiwi Kimia                                      84,700        84,700                       87,271         87,271
 Steady Safe                                                   455,267       455,267                      444,654        444,654
                                                                                       ------------  -------------   ------------
                                                                                                --      3,850,132      3,850,132
                                                                                       ------------  -------------   ------------

 Japan - 6.8%
 Bank of Tokyo - Mitsubishi                                     15,250        15,250                      310,951        310,951
 FCC Company Limited                                             8,000         8,000                      235,542        235,542
 H.I.S. Company Limited                                          3,300         3,300                      175,180        175,180
 Honda Motor Company, Ltd.                                      15,000        15,000                      358,587        358,587
 Meitec Corp.                                                    5,000         5,000                      102,830        102,830
 Mitsui O.S.K. Lines*                                           33,000        33,000                       92,231         92,231
 Oiles Corp.                                                    14,400        14,400                      485,990        485,990
 Paramount Bed                                                  10,000        10,000                      690,807        690,807
 Rohm Company                                                    7,000         7,000                      415,275        415,275
                                                                                       ------------  -------------   ------------
                                                                                                --      2,867,393      2,867,393
                                                                                       ------------  -------------   ------------

 Malaysia - 3.8%
 ACP Industries                                                 54,000        54,000                      354,799        354,799
 Commerce Asset Holdings Bhd                                    40,000        40,000                      261,231        261,231
 Cycle & Carriage Ltd.                                          30,000        30,000                      173,363        173,363
 Ekran Berhad                                                   65,000        65,000                      272,709        272,709
 Road Builder (m) Holding Bhd                                  105,000       105,000                      540,273        540,273
                                                                                       ------------  -------------   ------------
                                                                                                --      1,602,375      1,602,375
                                                                                       ------------  -------------   ------------

 Netherlands - 6.3%
 ABN Amro Holdings NV                                  5,300                   5,300       299,599                       299,599
 Draka Holdings NV                                    10,000                  10,000       330,091                       330,091
 Elsevier NV                                          20,000                  20,000       332,449                       332,449
 IHC Caland NV                                         2,500                   2,500       139,552                       139,552
 Kon PTT Nederland                                     5,000                   5,000       180,961                       180,961
 Royal Dutch Petroleum Company                         3,700                   3,700       611,105                       611,105
 Volker Stevin                                         8,150                   8,150       748,465                       748,465
                                                                                       ------------  -------------   ------------
                                                                                         2,642,222            --       2,642,222
                                                                                       ------------  -------------   ------------

                                                                                       -----------     -----------    -----------


                                                            Shares                                Market Value
                                               ====================================================================================

                                               International     Asia-    Pro Forma    International                     Pro Forma
                                                     Value      Pacific    Combined       Value      Asia - Pacific   Combined
                                               --------------   --------  ------------  ---------------------------  --------------

 New Zealand - 0.6%
 Carter Holt Harvey Limited                                     50,000        50,000                      112,495        112,495
 Telecom Corporation of New Zealand Limited                     25,000        25,000                      130,005        130,005
                                                                                       ------------  -------------   ------------
                                                                                               --         242,500        242,500
                                                                                       ------------  -------------   ------------

 Philippines - 4.1%
 DMCI Holdings, Inc.*                                          600,000       600,000                      433,625        433,625
 House of Investments Inc.                                   1,200,000     1,200,000                      168,885        168,885
 Ionics Circuit Inc.*                                          300,000       300,000                      193,990        193,990
 Universal Rightfield Properties Holding Inc.*               5,500,000     5,500,000                      543,933        543,933
 Universal Robina Corporation                                  460,000       460,000                      209,966        209,966
 Vitarich Corporation*                                       2,015,000     2,015,000                      164,021        164,021
                                                                                       ------------  -------------   ------------
                                                                                               --       1,714,420      1,714,420
                                                                                       ------------  -------------   ------------

 Singapore - 6.2%
 Development Bank of Singapore                                  33,000        33,000                      395,869        395,869
 Clipsal Industries, Ltd.                                      160,000       160,000                      512,000        512,000
 Crompton Greaves Ltd.*                                         41,500        41,500                      186,542        186,542
 Elec & Eltek International Company Ltd.                       220,000       220,000                      664,400        664,400
 GPE Industries Limited                                        953,000       953,000                      481,265        481,265
 United Overseas Bank Ltd.                                      40,000        40,000                      388,984        388,984
                                                                                       ------------  -------------   ------------
                                                                                               --       2,629,060      2,629,060
                                                                                       ------------  -------------   ------------

 South Korea - 2.5%
 Samsung Disposal Devices Company                                6,000         6,000                      377,609        377,609
 Samsung Electronic                                              9,420         9,420                      662,393        662,393
                                                                                       ------------  -------------   ------------
                                                                                               --       1,040,002      1,040,002
                                                                                       ------------  -------------   ------------

 Spain - 4.1%
 Aumar - Autopistas del Mare Nostrum SA               28,000                  28,000       399,550                       399,550
 Centros Com Pryca                                     8,220                   8,220       188,834                       188,834
 Const. Y Aux Ferr                                     8,400                   8,400       329,299                       329,299
 Europistas CE SA                                     47,000                  47,000       399,824                       399,824
 Gupo Anaya SA                                        15,000                  15,000       296,958                       296,958
 OMSA Alimentacion                                    30,000                  30,000       129,368                       129,368
                                                                                       ------------  -------------   ------------
                                                                                         1,743,833            --       1,743,833
                                                                                       ------------  -------------   ------------

 Thailand - 2.7%
 Krung Thai Bank Public Company Limited                        120,000       120,000                      324,770        324,770
 Siam City Bank Public Company Limited                         300,000       300,000                      344,185        344,185
 Thai Farmers Bank Public Company Limited                       59,000        59,000                      451,265        451,265
 Thai Farmers Bank warrants 9/02*                                  800           800                          784            784
                                                                                       ------------  -------------   ------------
                                                                                               --       1,121,004      1,121,004
                                                                                       ------------  -------------   ------------

 United Kingdom - 7.1%
 British Telecom                                      31,000                  31,000       179,254                       179,254
 Cairn Energy PLC *                                   38,000                  38,000       224,984                       224,984
 Cairn Energy Rights*                                 12,666                  12,666           412                           412
 Glaxo Wellcome                                       14,000                  14,000       219,746                       219,746
 Hardy Oil & Gas PLC                                  80,000                  80,000       345,478                       345,478
 Hays PLC                                             10,000                  10,000        83,767                        83,767
 Jarvis PLC*                                         150,000                 150,000       280,579                       280,579
 Linx Printing Tech                                  100,000                 100,000       182,173                       182,173
 SEMA Group                                           59,090                  59,090       856,363                       856,363
 Shanks & McEwan GP                                  200,000                 200,000       374,106                       374,106
 Williams Holdings                                    40,000                  40,000       236,174                       236,174
                                                                                       ------------    -----------   ------------
                                                                                         2,983,036             --      2,983,036
                                                                                       -----------     -----------    -----------
 Total Common Stocks and Warrants (Cost $31,937,023 )                                   15,869,223      16,751,765    32,620,988
                                                                                       -----------     -----------    -----------


                                                             Number of contracts                    Market Value
                                                    ==================================  ===========================================

                                                                    Asia-    Pro Forma                   Asia-         Pro Forma
                                                    International  Pacific   Combined  International    Pacific        Combined
 Foreign Currency Options - 0.0%
 Put 250 French Franc                                          10                 10          400                               400
      December 96 18.00
 Put 250 German Mark                                           22                 22       14,988                            14,988
                                                                                        ----------      ---------       ------------
      December 96 67.00
 Total Foreign Currency Options                                                            15,388            --              15,388
                                                                                        ----------      ---------       ------------

                                                                Principal Amount                        Market Value
                                                    =================================    ===========================================

                                                                   Asia-    Pro Forma                                    Pro Forma
                                                    International  Pacific   Combined  International   Asia-Pacific       Combined
 Short-Term Investments - 22.3%
 Repurchase Agreement with State Street
   Bank & Trust Company,4.0%, dated 10/31/96,
   due 11/01/96, collateralized by U.S. Treasury
   Notes valued at $1,454,048.  Repurchase
   proceeds of $1,419,158 (Cost $ 1,419,000)                       $1,419,00                           1,419,000         1,419,000
 Repurchase Agreement with State Street
   Bank & Trust Company,4.0%, dated 10/31/96,
   due 11/01/96, collateralized by U.S. Treasury
   Notes valued at $2,084,656.  Repurchase             $2,042,000                        2,042,000                       2,042,000
   proceeds of $2,042,227. (Cost $2,042,000)
 U.S. Treasury Bills, 5.30%, 1/23/97                    3,000,000                        2,965,278                       2,965,278
 U.S. Treasury Bills, 5.06%, 2/20/97                    3,000,000                        2,953,750                       2,953,750
                                                                                       ------------   ------------     ------------
 Total Short-Term Investments (Cost $9,377,603)                                          7,961,028      1,419,000        9,380,028
                                                                                       ------------   ------------     ------------

 Total Investments (Cost $41,340,209 ) - 99.9%                                          23,845,639     18,170,765       42,016,404

 Other Assets & Liabilities, Net - 0.1%                                                     86,695        (33,107)          53,588

                                                                                       ============   ============     ============

 Total Net Assets - 100.0%                                                             $23,932,334    $18,137,658      $42,069,992
                                                                                       ============   ============     ============

 * non-income producing security

                                                    See Notes to Pro Forma Financial Statements.

                    The Tocqueville International Value Fund
                  Pro Forma Statement of Assets and Liabilities
                             As of October 31, 1996
                                   (unaudited)

                                                  International                      Pro Forma         Note   Pro Forma
                                                      Value       Asia - Pacific     Adjustments        Ref.   Combined
                                                 ==============   ================ ================= ========= ============
Assets
Investments, at value*                            23,845,639       18,170,765                                   42,016,404
Foreign currency**                                         0            2,528                                        2,528
Cash                                                     686              274                                          960
Receivable for investments sold                      150,511                0                                      150,511
Dividends, interest & other receivable                85,592           16,741                                      102,333
Other assets                                          16,409              119                                       16,528
                                                 ------------     ------------                                -------------
                                                  24,098,837       18,190,427                                   42,289,264
                                                 ------------     ------------                                -------------

Liabilities
Payable for investments purchased                     99,561                0                                       99,561
Accrued distribution fee                               4,995            3,915                                        8,910
Accrued expenses and other liabilities                61,947           48,854                                      110,801
                                                 ------------     ------------                                -------------
                                                                  ------------
                                                     166,503           52,769                                      219,272
                                                 ------------     ------------                                -------------
Net Assets                                        23,932,334       18,137,658                                   42,069,992
                                                 ============     ============                                =============


Net assets consisted of:
Paid in capital                                   20,962,113       19,588,802                                   40,550,915
Undistributed net investment income                  242,163                0                                      242,163
Accumulated net realized gain (loss)               1,013,931         (413,294)                                     600,637
Net unrealized appreciation (depreciation)         1,714,127       (1,037,850)                                     676,277
                                                 ------------     ------------                                -------------

       Net assets                                 23,932,334       18,137,658                                   42,069,992
                                                 ============     ============                                =============

Shares outstanding (unlimited shares of
     $0.01 par value authorized)                   1,903,992        1,997,849      1,442,932     3f              3,346,924

Net asset value and redemption price per share         12.57             9.08                                        12.57
                                                 ============     ============     ==============             =============

*      Cost of investments                        22,131,708       19,208,501
**     Cost of foreign currency                            0            2,528

                                                                  See Notes to Pro Forma Financial Statements.

                    The Tocqueville International Value Fund
                        Pro Forma Statement of Operations
                           Year Ended October 31, 1996
                                   (unaudited)

                                                     International                          Pro Forma       Pro Forma
                                                        Value             Asia - Pacific    Adjustments       Combined
                                                     ==============       ==============    ==========    =============
                                                                                             (Note 3)
Investment Income:
Dividends*                                                421,555                176,468                     598,023
Interest                                                  151,909                 89,292                     241,201
                                                       -----------       ----------------   -----------   -----------
                                                          573,464                265,760                     839,224
                                                       -----------       ----------------   -----------   -----------
Expenses:
Investment adviser's fee                                  167,277                103,394                     270,671

Custodian and fund accounting                              78,690                 84,180       (52,500) 3a   110,370
Transfer agent and shareholder services                    31,110                 31,110       (18,000) 3b    44,220
Professional fees                                          49,825                 53,545       (18,000) 3c    85,370
Distribution                                               41,820                 25,850                      67,670
Administration fee                                         25,092                 15,509                      40,601
Printing                                                    3,660                  3,660                       7,320
Registration                                               12,810                 12,810                      25,620
Trustee fee                                                 1,830                  1,830                       3,660
Fidelity bond                                               1,830                  1,830                       3,660
Amortization of organization costs                          5,375                  2,804       ( 2,804) 3d     5,375
Other                                                       3,660                  3,660                       7,320
                                                       -----------       ----------------   -----------   -----------
     Total expenses                                       422,979                340,182       (91,304)      671,857
         Less:  Fees waived                               (91,678)               (68,727)       29,890  3e  (130,515)
                                                       -----------       ----------------   -----------   -----------
         Net expenses                                     331,301                271,455       (61,414)      541,342
                                                       -----------       ----------------   -----------   -----------
                                                                                                                   0
Net investment income (loss)                              242,163                 (5,695)       61,414       297,882
                                                       -----------       ----------------   -----------   -----------


Realized and Unrealized Gain (Loss):

         Net realized gain (loss):
            Investments                                 1,116,998                (61,664)                  1,055,334
            Foreign currency translation                 (111,649)               (27,035)                   (138,684)
         Net change in unrealized appreciation
            (depreciation)                              1,432,158               (996,841)                    435,317
                                                       -----------       ----------------   -----------   -----------

            Net gain(loss)                              2,437,507             (1,085,540)                  1,351,967
                                                       -----------       ----------------   -----------   -----------


Net Increase (decrease) in Net Assets
  Resulting from Operations                             2,679,670             (1,091,235)       61,414     1,649,849
                                                       ===========       ================   ===========   ===========


*    Net of Foreign Taxes Withheld                         73,945                 19,839

                                                     See Notes to Pro Forma Financial Statements.

1.    BASIS OF PRESENTATION

(a) The pro forma financial statements give effect to the proposed combination of The Tocqueville International Value Fund (TIVF) formerly The Tocqueville Europe Fund and The Tocqueville Asia-Pacific Fund (TAPF), pursuant to a Plan of Reorganization, under which all the assets of TAPF will be transferred to TIVF in exchange solely for TIVF shares and the assumption of all the liabilities of TAPF as of the "closing date".

The Reorganization will be accounted for as a tax free business combination. In accordance with the method of accounting for such combinations of investment companies, the historical cost basis of the investment securities acquired from TAPF will be carried forward to TIVF, and the statements of operations, changes in net assets and the financial highlights are not restated. The number of TIVF shares to be issued in the combination will be determined by dividing the value of the total net assets of TAPF on the closing date by the net asset value per share of TIVF.

(b) The pro forma statement of operations excludes by adjustment certain expenses which would have been eliminated upon the effectiveness of the proposed combination; and reflects adjustment for expense waiver and/or reimbursement provisions effective following the Reorganization. The pro forma statement of operations does not necessarily reflect the result of operations as they would have been had TIVF and TAPF constituted a singe entity during the 12 months ended October 31, 1996.

(c) The pro forma portfolio of investments, the pro forma statement of operations and the pro forma statement of assets and liabilities should be read in conjunction with the historical financial statements of TIVF and TAPF.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a) SECURITY VALUATION - Investments in securities, including foreign securities, traded on an exchange or quoted on the over-the-counter market are valued at the last sale price or, if no sale occurred during the day, at the mean between closing bid and asked prices, as last reported by a pricing service approved by the Trustees. When market quotations are not readily available, or when restricted securities or other assets are being valued, such assets are valued at fair value as determined in good faith by or under procedures established by the Trustees. Short-term investments are stated at cost which, together with accrued interest, approximates market value.

(b) FEDERAL INCOME TAX - It is the Trust's policy to comply with the provisions of the Internal Revenue Code ("Code") applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. It is also the Trust's intention to distribute amounts sufficient to avoid imposition of any excise tax under Section 4982 of the Code. Therefore, no federal income or excise tax provision is required.

(c) FOREIGN CURRENCY TRANSLATION - Investments and other assets and liabilities in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. The Tocqueville Asia-Pacific Fund and The Tocqueville International Value Fund are engaged in transactions in securities denominated in foreign currencies and, as a result, enter into foreign exchange contracts. The Tocqueville Asia-Pacific Fund and The Tocqueville International Value Fund are exposed to additional market risk as a result of changes in the value of the underlying currency in relation to the U.S. dollar. The value of the foreign currency contracts are "marked to market" on a daily basis, which reflects the changes in the market value of the contract at the close of each day's trading, resulting in daily unrealized gains and/or losses. When the contracts are closed, the Fund recognizes a realized gain or loss.


The Funds do not isolate that portion of results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, the differences between the amounts of dividends, interest and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities at the end of the fiscal period, resulting from changes in the exchange rates.


(d) USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

(e) OTHER - Investment and shareowner transactions are recorded no later than the first business day after the trade date. Dividend income is recognized on the ex-dividend date or at the time the Fund becomes aware. Interest income is recognized on the accrual basis and market discount is accounted for on a straight-line basis from settlement date. The Trust uses the first-in, first-out method for determining realized gain or loss on investments sold for both financial reporting and federal tax purposes. Distributions to shareholders are recorded on the ex-dividend date. Expenses incurred by the Trust not specifically identified to a Fund are allocated on a basis relative to the size of each fund's daily net asset value. It is the trust's policy to take possession of securities as collateral under repurchase agreements and to determine on a daily basis that the value of such securities are sufficient to cover the value of the repurchase agreements.

3.  DETAILS OF PROFORMA ADJUSTMENTS

(a) CUSTODIAN AND FUND ACCOUNTING - Elimination of duplicative costs.

(b) TRANSFER AGENT AND SHAREHOLDER SERVICES - Elimination of duplicative costs.

(c) PROFESSIONAL FEES - Elimination of duplicative costs.


(d) AMORTIZATION OF ORGANIZATION COSTS - Elimination of Amortization of Organization Costs of TAPF which will be fully amortized prior to the Reorganization

(e) FEES WAIVED - To reflect a pro forma expense ratio of 2% of average net assets, as provided in the Merger Agreement.

(f) SHARES OUTSTANDING - Shares of TIVF to be issued in exchange for the net assets of TAPF.

4. CAPITAL LOSS CARRYFORWARD - Included in the pro forma combined financial statements as of October 31, 1996 are tax basis capital losses of TAPF of approximately $410,000 which are available to offset future capital gains of TIVF through October 31, 2004.

Part C

Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.


                              THE TOCQUEVILLE TRUST
                    THE TOCQUEVILLE INTERNATIONAL VALUE FUND

                                     PART C

Item 15.  Indemnification.

     Article VIII of the Registrant's Declaration of Trust provides as follows:

     The Trust shall indemnify each of its Trustees, officers (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest, as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a trustee, officer, employee or agent, except with respect to any matter to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of good faith and reasonable belief as to the best interests of the Trust, had been adjudicated, it would have been adjudicated in favor of such person. The rights accruing to any Person under these provisions shall not exclude any other right to which he may be lawfully entitled; provided that no Person may satisfy any right of indemnity or reimbursement granted herein or in Section 5.1 or to which he may be otherwise entitled except out of the property of the Trust, and no Shareholder shall be personally liable to any Person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this Section 5.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification.

     Insofar as the conditional advancing of indemnification monies for actions based upon the Investment Company Act of 1940 may be concerned, such payments will be made only on the following conditions: (1) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement;
(ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds that amount to which it is ultimately determined that he is entitled to receive from the Registrant by reason of indemnification; and (iii) (a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant's disinterested, non-party Trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


PART C.  OTHER INFORMATION

ITEM 16.      Exhibits
-------       --------

              EX-99.B1 (a)          Agreement and Declaration of Trust of Registrant.(1)

                       (b)          Amendment to the Agreement and Declaration of Trust of Registrant dated
                                    August 4, 1995.(5)

              EX-99.B2.             By-laws of Registrant.(1)

              EX-99.B3.             Inapplicable.

              EX-99.B4.             Plan of Reorganization and Liquidation.(7)

              EX-99.B5.             Inapplicable.

              EX-99.B6.(a)          Investment Advisory Agreement between Registrant on behalf of The
                                    Tocqueville Asia-Pacific Fund and Tocqueville Asset Management L.P.(5)

                       (b)          Investment Advisory Agreement between Registrant on behalf of The
                                    Tocqueville Europe Fund and The Tocqueville Asset Management L.P.(5)

              EX-99.B7.             Distribution Agreement between Registrant and Tocqueville Securities L.P.(5)

              EX-99.B8.             Inapplicable.

              EX-99.B9.(a)          Custodian Agreement between Registrant and Firstar Trust Company.(6)

                       (b)          Global Custody Tri-Party Agreement between The Chase Manhattan Bank,
                                    Firstar Trust and the Registrant on behalf of The Tocqueville Asia-Pacific
                                    Fund.(6)

                       (c)         Global Custody Tri-Party Agreement between The Chase Manhattan Bank,
                                    Firstar Trust and the Registrant on behalf of The Tocqueville International
                                    Value Fund.(6)




      EX-99.B10.   (a)      Rule 12b-1 Plan for the Class A shares of The Tocqueville Asia-Pacific
                            Fund, as amended.(5)

                   (b)      Rule 12b-1 Plan for the Class B shares of The Tocqueville Asia-Pacific
                            Fund.(5)

                   (c)      Rule 12b-1 Plan for the Class A shares of The Tocqueville Europe Fund.(5)

                   (d)      Rule 12b-1 Plan for the Class B shares of The Tocqueville Europe Fund.(5)


      EX-99.B11.   (a)      Opinion of Kramer, Levin, Naftalis & Frankel as to legality of securities being issued.(7)

                   (b)      Opinion of Peabody & Brown as to legality of shares being issued.(7)


      EX-99.B12.            Opinion of Kramer, Levin, Naftalis & Frankel as to tax consequences of the
                            Reorganization.(9)


      EX-99.B13.            Inapplicable.


      EX-99.B14             Consent of McGladrey & Pullen, LLP, independent accountants for the
                            Registrant.(8)


      EX-99.B15.            Inapplicable.

      EX-99.B16.            Inapplicable.

      EX-99.B17             (a)   The   Registrant's    declaration   to
                            declaration to register an indefinite number
                            of shares  pursuant  to Rule 24f-2 under the
                            Investment Company Act of 1940.(1)

                   (b)      Form of Proxy Card.(7)

                   (c)      Prospectus   and   Statement  of  Additional
                            Information   of   The   Tocqueville   Trust
                            relating  to The  Tocqueville  International
                            Value  Fund,   including  audited  financial
                            statements as of October 31, 1996.(6)

                   (d)      Prospectus   and   Statement  of  Additional
                            Information   of   The   Tocqueville   Trust
                            relating  to  The  Tocqueville  Asia-Pacific
                            Fund, including audited financial statements
                            as of October 31, 1996.(6)


-----------------


(1) Previously filed in the Registrant's Registration Statement on Form N-1A on September 15, 1986.

(2) Previously filed in Pre-Effective Amendment No. 1 on December 2, 1986.
(3) Previously filed in Post-Effective Amendment No. 4 on December 29, 1989.
(4) Previously filed in Post-Effective Amendment No. 13 on July 19, 1995.
(5) Previously filed in Post-Effective Amendment No. 14 on February 28, 1996.
(6) Previously filed in Post-Effective Amendment No. 16 on February 28, 1997.

(7) Previously filed in the Registrant's Registration Statement on Form N-14 on March 14, 1997.
(8) Filed herewith.
(9) To be filed by amendment.

ITEM 17.  Undertakings
--------  ------------
 (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

  (3) The undersigned Registrant undertakes to file, by post-effective amendment, which may be filed under Rule 485(b) under the 1933 Act, an opinion of counsel supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Pre-Effective Amendment to the Registration Statement on Form N-14 to be signed on its behalf in the City of New York, and State of New York on the 9th day of April, 1997.



                                    THE TOCQUEVILLE TRUST


                                    By: /s/ FRANCOIS D. SICART
                                        ------------------------------
                                        Francois D. Sicart
                                        Prinicpal Executive Officer



     As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of April, 1997:



Signatures                                     Title
----------                                     -----

/s/ FRANCOIS D. SICART                    Principal Executive Officer
-------------------------                 and Trustee
Francois D. Sicart


                                          Trustee
-------------------------
Bernard F. Combemale


/s/ JAMES B. FLAHERTY                     Trustee
-------------------------
James B. Flaherty


/s/ INGE HECKEL                           Trustee
-------------------------
Inge Heckel


/s/ ROBERT KLEINSCHMIDT                   President, Principal Operating
-------------------------                 Officer and Trustee
Robert Kleinschmidt


/s/ FRANCOIS LETACONNOUX                  Trustee
------------------------
Francois Letaconnoux


/s/Kieran Lyons                           Vice President and
------------------------                  Principal Financial Officer
Kieran Lyons

                                INDEX TO EXHIBITS



Exhibit Number    Exhibit
-------------     -------

99.B14 Consent of McGladrey & Pullen, LLP, independent accountants for the Registrant